SI 10027541 IMISSION

BB 3/2

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 26 2010

Washington, DC 105

SEC FILE NUMBER
8-67626

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Nexity Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5821 Fairview Road, Suite 110
(No. and Street)

Charlotte (City) NC (State) 28209 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Doerflinger - 913.236.0639
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mauldin & Jenkins, Certified Public Accountants, LLC
(Name – *if individual, state last, first, middle name*)

2000 South Bridge Parkway, Suite 501, Birmingham, AL 35209
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/9

OATH OR AFFIRMATION

I, Yancey Williams Mackey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Nexity Financial Services, Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

MAHBUB ALI SARKAR

Notary Public

MY COMISSION EXPIRES ON DECEMBER 10, 2012

MAHBUB ALI SARKAR NOTARY PUBLIC MECKLENBURG COUNTY, NC

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (O) Independent Auditor's Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NEXITY FINANCIAL SERVICES, INC.

FINANCIAL REPORT

DECEMBER 31, 2009

NEXITY FINANCIAL SERVICES, INC.

FINANCIAL REPORT
DECEMBER 31, 2009

TABLE OF CONTENTS

	Page
INDEPENDENT AUDITOR'S REPORT	1
FINANCIAL STATEMENTS	
Statements of financial condition	2
Statements of operations	3
Statements of changes in stockholder's equity	4
Statements of cash flows	5
Notes to financial statements	6-12
SUPPLEMENTARY SCHEDULES	
I. Computation of Net Capital Under Rule 15c3-1	13
II. Computation for Determination of Reserve Requirements Under Rule 15c3-3	14
III. Information Relating to Possession or Control Requirements Under Rule 15c3-3	15
INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL	16-17

MAULDIN
& JENKINS
CERTIFIED PUBLIC ACCOUNTANTS, LLC

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Nexity Financial Services, Inc.
Charlotte, North Carolina

We have audited the accompanying statements of financial condition of **Nexity Financial Services, Inc.** as of December 31, 2009 and 2008, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Nexity Financial Services, Inc.** as of December 31, 2009 and 2008 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that Nexity Financial Services, Inc. will continue as a going concern. As discussed in Note 3 to the financial statements, Nexity Financial Services, Inc. has suffered recurring losses from operations and recurring negative cash flows from operations. This raises substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of Nexity Financial Services, Inc.'s management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mauldin & Jenkins, LLC

Birmingham, Alabama
February 24, 2010

NEXITY FINANCIAL SERVICES, INC.

STATEMENTS OF FINANCIAL CONDITION
December 31, 2009 and 2008

	2009	2008
Assets		
Cash and cash equivalents	$ 193,816	$ 191,410
Deposits with clearing organizations	52,370	52,354
Furniture and equipment, at cost,		
less accumulated depreciation of $17,936 in 2009 and $12,013 in 2008	10,316	16,240
Income taxes receivable	114,937	205,692
Other assets	27,452	35,352
Total assets	$ 398,891	$ 501,048
Liabilities and Stockholder's Equity		
Liabilities:		
Accounts payable to clearing organizations	$ 2,121	$ 7,331
Accrued expenses and other liabilities	98,500	30,632
Total liabilities	100,621	37,963
Stockholders' equity:		
Common stock, $1 par value, authorized and issued 1,000 shares	1,000	1,000
Additional paid-in capital	1,624,745	1,365,785
Accumulated deficit	(1,327,475)	(903,700)
Total stockholder's equity	298,270	463,085
Total liabilities and stockholders' equity	$ 398,891	$ 501,048

See Notes to Financial Statements.

NEXITY FINANCIAL SERVICES, INC.

STATEMENTS OF OPERATIONS
Years ended December 31, 2009 and 2008

	2009	2008
Revenues:		
Commissions	$ 143,840	$ 94,604
Interest income	2,497	4,738
Other income	839	2,023
Total revenue	147,176	101,365
Expenses:		
Employee compensation and benefits	420,209	549,400
Occupancy and equipment expenses	25,220	28,007
Other expenses	136,925	138,037
Total expenses	582,354	715,444
Loss before income tax benefits	(435,178)	(614,079)
Income tax benefits	(11,403)	(205,692)
Net loss	$ (423,775)	$ (408,387)

See Notes to Financial Statements.

NEXITY FINANCIAL SERVICES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
Years ended December 31, 2009 and 2008

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
	Shares	Par Value			
Balance, December 31, 2007	1,000	$ 1,000	$ 1,106,825	$ (495,313)	$ 612,512
Net loss	-	-	-	(408,387)	(408,387)
Stock-based compensation	-	-	8,960	-	8,960
Capital injection from Parent	-	-	250,000	-	250,000
Balance, December 31, 2008	1,000	$ 1,000	$ 1,365,785	$ (903,700)	$ 463,085
Net loss	-	-	-	(423,775)	(423,775)
Stock-based compensation	-	-	8,960	-	8,960
Capital injection from Parent	-	-	250,000	-	250,000
Balance, December 31, 2009	1,000	$ 1,000	$ 1,624,745	$ (1,327,475)	$ 298,270

See Notes to Financial Statements.

NEXITY FINANCIAL SERVICES, INC.

STATEMENTS OF CASH FLOWS
Years ended December 31, 2009 and 2008

	2009	2008
OPERATING ACTIVITIES		
Net loss	$ (423,775)	$ (408,387)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	5,924	6,131
Stock-based compensation	8,960	8,960
Increase in deposits with clearing organizations	(16)	(925)
Decrease in accounts payable with clearing organizations	(5,210)	(205)
Decrease (increase) in income taxes receivable	90,755	(38)
Other, net	75,768	(7,421)
Net cash used in operating activities	(247,594)	(401,885)
INVESTING ACTIVITIES		
Purchase of furniture and equipment	-	(1,152)
Net cash used in investing activities	-	(1,152)
FINANCING ACTIVITIES		
Capital injection from Parent	250,000	250,000
Net cash provided by financing activities	250,000	250,000
Increase (decrease) in cash and cash equivalents	2,406	(153,037)
Cash and cash equivalents at beginning of year	191,410	344,447
Cash and cash equivalents at end of year	$ 193,816	$ 191,410
SUPPLEMENTAL DISCLOSURE		
Cash received for:		
Income tax payments	$ 177,645	$ 205,654

See Notes to Financial Statements.

NEXITY FINANCIAL SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Nexity Financial Services, Inc. (the "Company") is a wholly-owned subsidiary of Nexity Financial Corporation (the "Parent") and an affiliate of Nexity Bank (the "affiliate").

The Company, a registered broker-dealer in securities under the Securities Exchange Act of 1934, establishes Networking Agreements with financial institutions for the purpose of providing investment services to the customers of the financial institution. The Company clears transactions through a clearing firm on a fully-disclosed basis, carries no margin accounts, and does not hold funds or securities for or owe money or securities to customers.

The Company operates under the provisions of Paragraph (k)(2)(ii) of rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Estimates

In preparing the financial statements in accordance with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the balance sheet date and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company has evaluated all transactions, events, and circumstances for consideration or disclosure through February 24, 2010, the date these financial statements were available to be issued, and has reflected or disclosed those items within the financial statements and related footnotes as deemed appropriate.

Cash and cash equivalents

Cash on deposit and short-term certificates of deposit are considered cash and cash equivalents.

Revenue Recognition

The Company's primary sources of revenues are generated by commissioned sales representatives located at financial institutions (the affiliate's offices as well as third party banks and thrifts). Commissions earned on the sale of securities and insurance products are split with the sales representatives and participating financial institutions. Commissions and related brokerage commission expense are recorded on a trade date basis.

Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of three to seven years.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. The Company accounts for income taxes in accordance with income tax accounting guidance (FASB ASC 740, *Income Taxes)*. On January 1, 2009, the Company adopted the recent accounting guidance related to accounting for uncertainty in income taxes, which sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions.

The income tax accounting guidance results in two components of income tax expense: current and deferred. Current income tax expense reflects taxes to be paid or refunded for the current period by applying the provisions of the enacted tax law to the taxable income or excess of deductions over revenues. The Company determines deferred income taxes using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities, and enacted changes in tax rates and laws are recognized in the period in which they occur.

Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. Deferred tax assets are recognized if it is more likely than not, based on the technical merits, that the tax position will be realized or sustained upon examination. The term more likely than not means a likelihood of more than 50 percent; the terms examined and upon examination also include resolution of the related appeals or litigation processes, if any. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than 50 percent likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position has met the more-likely-than-not recognition threshold considers the facts, circumstances, and information available at the reporting date and is subject to management's judgment. Deferred tax assets may be reduced by deferred tax liabilities and a valuation allowance if, based on the weight of evidence available, it is more likely than not that some portion or all of a deferred tax asset will not be realized.

Stock-Based Compensation

Stock compensation accounting guidance (FASB ASC 718, *Compensation - Stock Compensation)* requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the grant date fair value of the equity or liability instruments issued. The stock compensation accounting guidance covers a wide range of share-based compensation arrangements including stock options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans.

The stock compensation accounting guidance requires that compensation cost for all stock awards be calculated and recognized over the employees' service period, generally defined as the vesting period. A Black-Scholes model is used to estimate the fair value of stock options

Fair Value of Financial Instruments

Fair values of financial instruments are estimates using relevant market information and other assumptions. Fair value estimates involve uncertainties and matters of significant judgment. Changes in assumptions or in market conditions could significantly affect the estimates. As of December 31, 2009 and 2008 the Company did not have any financial instruments subject to fair value measurement or disclosure.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements

Effective July 1, 2009, the Company adopted a new accounting guidance related to U.S. GAAP (FASB ASC 105, *Generally Accepted Accounting Principles*). This guidance establishes the Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") as the source of authoritative U.S. GAAP recognized by FASB to be applied by nongovernmental entities. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants. FASB ASC supersedes all existing non-SEC accounting and reporting standards. All other nongrandfathered, non-SEC accounting literature not included in FASB ASC has become nonauthoritative. FASB will no longer issue new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Abstracts. Instead, it will issue Accounting Standards Updates (ASUs), which will serve to update FASB ASC, provide background information about the guidance, and provide the basis for conclusions on the changes to FASB ASC. FASB ASC is not intended to change U.S. GAAP or any requirements of the SEC. This guidance is effective for the Company as of December 31, 2009.

NOTE 3. GOING CONCERN CONSIDERATIONS

The Company's financial statements are presented on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The Company has suffered recurring losses from operations and recurring negative cash flows from operations that raise substantial doubt as to its ability to continue as a going concern.

As noted in Note 9. below, the Company is required to maintain the capital necessary to be in compliance with the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital of $50,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's ability to operate as a registered broker-dealer is contingent upon its ability to comply with the minimum net capital and aggregate indebtedness to net capital requirements. As of December 31, 2009, the Company was in full compliance with the minimum net capital and aggregate indebtedness requirements.

The Company's ability to continue as a going concern is contingent upon the ability of its Parent to inject the necessary capital to maintain the required net capital, as described above, until the Company can attain profitable operations. The Parent has initiated efforts to raise additional capital which will allow it continue to support the capital needs of the Company, however, the ultimate success of these efforts is not yet determinable. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the possible inability of the Company to continue as a going concern.

NOTE 4. RELATED PARTY TRANSACTIONS

The Company maintains operating cash accounts at the affiliate. At December 31, 2009 and 2008, the Company had $92,689 and $84,639, respectively, in these accounts. In addition, the Company's payroll and benefits are processed bi-weekly through the Parent's payroll service provider. The Company remits payment directly to the payroll service provider for its payroll. At December 31, 2009 and 2008, there were income tax receivables from the Parent of $114,937 and $205,692, respectively included on the statement of financial condition. In addition, there was a $75,486 income tax payable due to the Parent as of December 31, 2009 included in accrued expenses and other liabilities on the statement of financial condition related to payables due from prior years in connection with income tax carrybacks initiated by the Parent during 2009. See Note 7 below for more information regarding the Company's income taxes.

NOTE 5. DEPOSITS WITH CLEARING ORGANIZATIONS

The Company has a clearing agreement with Raymond James & Associates, Inc. (Raymond James). Under this agreement, Raymond James provides the Company with certain back-office support and clearing services on all principal exchanges. To support these arrangements, the Company is required to maintain a money market deposit account of at least $50,000 with Raymond James. The account had a balance of $52,370 at December 31, 2009, and $52,354 at December 31, 2008.

NOTE 6. BENEFIT PLAN

The Company participates in the Parent's 401(k) retirement plan (the "Plan") that covers substantially all employees. The Plan allows for employer matching contributions and discretionary profit sharing contributions. The Board of Directors approved a discretionary employer matching contribution and a profit sharing contribution to the Plan in 2008. Total expenses of the Plan, including amounts contributed, which are included in employee benefits expense for the years ended December 31, 2009 and 2008 was $1,975 and $17,319, respectively. Total expenses decreased in 2009 because there was no contribution for profit-sharing.

NOTE 7. INCOME TAXES

Income taxes consist of the following:

	Years Ended December 31,	
	2009	2008
Current	**$ (71,987)**	$ (205,692)
Deferred	**(94,713)**	-
Deferred tax valuation allowance	**155,297**	-
Income tax benefits	**$ (11,403)**	$ (205,692)

The Company's income tax differs from the amounts computed by applying the federal income tax statutory rates to loss before income taxes. A reconciliation of the differences is as follows:

	Years Ended December 31,	
	2009	2008
Income tax (benefit) at federal statutory rate	**$ (147,961)**	$ (208,787)
Other	**(18,739)**	3,095
Deferred tax valuation allowance	**155,297**	-
Income tax benefits	**$ (11,403)**	$ (205,692)

At December 31, 2009, the Company's deferred tax assets consisted principally of net operating loss carryforwards which total $155,297. Because of the recurring losses experienced by the Company and other factors discussed in Note 3, management has determined that based on the weight of evidence available, it is more likely than not that the deferred tax assets will not be realized and has recorded a valuation allowance against the assets.

NOTE 8. COMMITMENTS AND CONTINGENT LIABILITIES

Leases

The Company leases its office space under an operating lease agreement. The lease term is 3 years and requires fixed monthly lease payments. The Company is also responsible for utilities, taxes, normal maintenance and its share of operating costs of common areas in which the premises is located. Total rent expense incurred for the years ended December 31, 2009 and 2008 totaled $16,294 and $20,570, respectively.

Future minimum lease payments on the leases, excludingany renewal options, total $3,715 in 2010.

Other

In the normal course of business, the Company may become involved in various claims, legal actions and regulatory matters. The Company currently has in effect a securities broker/dealer's professional liability insurance policy. Management is of the opinion that resolution of any matters would not have a material adverse effect on the Company's financial condition or continuing operations.

NOTE 9. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2009, the Company had net capital of $110,050 which was $60,050 in excess of its required net capital of $50,000. At December 31, 2008, the Company had net capital of $176,291 which was $126,291 in excess of its required net capital of $50,000. The Company's aggregate indebtedness to net capital percentage was 91.43 % at December 31, 2009 compared to 21.53% at December 31, 2008.

NOTES TO FINANCIAL STATEMENTS

NOTE 10. OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

Securities transactions are introduced to and cleared through a clearing broker. Under the terms of its clearing agreement, the Company is required to guarantee the performance in meeting contracted obligations. In conjunction with the clearing broker, the Company seeks to control the risks of activities and is required to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the Company may be required to deposit additional collateral or reduce positions when necessary.

The Company is engaged in various trading and brokerage activities whose counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company'spolicy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash. The total cash balances of the Company are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 per depositor, per bank. The Company had no cash at December 31, 2009 and 2008 that exceeded the balance insured by the FDIC. The Company monitors such credit risk and has not experienced any losses related to such risks.

The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. The Company seeks to minimize the risk of loss through procedures designed to monitor the creditworthiness of its customers and that transactions are executed properly by the clearing broker.

NOTE 11. STOCK-BASED COMPENSATION

The Company participates in the Parent's stock option plan which was established in 1999. The plan grants directors, key employees and others options to purchase shares of common stock of the Parent. Options may be granted as incentive stock options or nonqualified stock options depending on the eligibility of the recipient. Option prices and terms are determined by a committee appointed by the Board of Directors.

Other pertinent information related to the options for the years ended December 31, 2009 and 2008 is as follows:

	Year ended December 31, 2009			Year ended December 31, 2008		
	Number	Weighted-Average Exercise Price	Weighted-Average Remaining Contract Life	Number	Weighted-Average Exercise Price	Weighted-Average Remaining Contract Life
Options outstanding, beginning of period	8,500	$11.58		8,500	$11.58	
Granted	0	0.00		0	0.00	
Exercised	0	0.00		0	0.00	
Terminated	0	0.00		0	0.00	
Options outstanding, end of period	8,500	$11.58	7.16 years	8,500	$11.58	8.16 years
Exercisable, end of period	5,668		7.16 years	2,835		8.16 years

NOTE 11. STOCK-BASED COMPENSATION (Continued)

Grant-date fair value is measured on the date of grant using an option-pricing model with market assumptions. The grant-date fair value is amortized into expense on a straight-line basis over the vesting period. The Company uses the Black-Scholes-Merton option-pricing model to determine grant date fair value. Our option pricing models require the use of highly subjective assumptions, including but not limited to, expected stock price volatility, term, dividend rates, forfeiture rates, and risk-free interest rates, which if changed can materially affect fair value estimates. Accordingly the model does not necessarily provide a reliable single measure of the fair value of our stock options. There were no stock options granted during the years ended December 31, 2009 and 2008. As of December 31, 2009, there was $1,136 of total unrecognized compensation cost related to the nonvested share based compensation arrangements granted under the option plan. The cost at December 31, 2009 is expected to be recognized over a weighted-average period of 0.3 years.

NOTE 12. INDEMNIFICATIONS

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

SUPPLEMENTARY SCHEDULES

Schedule I

NEXITY FINANCIAL SERVICES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2009

Computation of Net Capital:		
Total stockholder's equity from statement of financial condition		$ 298,270
Deduct stockholder's equity not allowable for net capital		-
Total stockholder's equity qualified for net capital		298,270
Deductions and/or charges:		
Nonallowable assets:		
Excess cash on deposit with affiliate	$ 34,045	
Furniture and equipment, net	10,316	
Income tax receivable from Parent	114,937	
Other	27,452	186,750
Net capital before haircuts on securities positions		111,520
Haircuts on securities:		
Securities owned	423	
Money market funds	1,047	1,470
Net Capital		110,050
Minimum dollar net capital requirement		50,000
Excess net capital		$ 60,050
Aggregate Indebtedness:		
Items included in statement of financial condition:		
Accounts payable to clearing organizations		$ 2,121
Accrued expenses and other liabilities		98,500
Items not included in statement of financial condition:		
Unrecorded items		-
Total aggregate indebtedness		$ 100,621
Percentage of aggregate indebtedness to net capital		91.43%

Note: There are no material differences between the above computation and the Company's corresponding unaudited Part II-A of Form X-17A-5 (FOCUS report) as of December 31, 2009.

Schedule II

NEXITY FINANCIAL SERVICES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2009

None, the Company is exempt from rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) thereof.

Schedule III

NEXITY FINANCIAL SERVICES, INC.

INFORMATION RELATED TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2009

None, the Company is exempt from rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) thereof.

MAULDIN
& JENKINS
CERTIFIED PUBLIC ACCOUNTANTS, LLC

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Board of Directors
Nexity Financial Services, Inc.
Charlotte, North Carolina

In planning and performing our audit of the financial statements of Nexity Financial Services, Inc. (the "Company"), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

2000 SOUTHBRIDGE PARKWAY, SUITE 501 • BIRMINGHAM, AL 35209 • 205-445-2880 • 888-277-0020 • FAX 205-445-2940 • www.mjcpa.com
MEMBERS OF THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mauldin & Jenkins, LLC

Birmingham, Alabama
February 24, 2010

MAULDIN
& JENKINS
CERTIFIED PUBLIC ACCOUNTANTS, LLC

INDEPENDENT AUDITOR'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors
Nexity Financial Services, Inc.
Charlotte, North Carolina

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2009, which were agreed to by Nexity Financial Services, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Nexity Financial Services, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Nexity Financial Services, Inc.'s management is responsible for Nexity Financial Services, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in the report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findingsare as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009, noting no differences;

3. Compared any adjustments reported in Form SIPC 7-T with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than the specified parties.

Mauldin & Jenkins, LLC

Birmingham, Alabama
February 24, 2010

Amended

SIPC-7T

(27-REV 3/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(27-REV 3/09)

NOTE: This amendment agrees to M&J's calculation at 832. M&J also agreed $641 pmt and $24 pmt to copies of checks. They had not cleared at the time of our review.

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

067626 FINRA DEC
Nexity Financial Services, Inc. 12*12
5821 Fairview Road, Suite 110
Charlotte, NC 28209-3649

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

David Doerflinger 913-236-0639

2. A. General assessment [item 2e from page 2 (not less than $150 minimum)] $ 825

B. Less payment made with SIPC-4 made in January, February or March 2009 (For all fiscal year ends except January, February, or March) (160)

1/16/2009
Date Paid

C. Assessment balance due 0

D. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

E. Total assessment balance and interest due (or overpayment carried forward) $ 665

F. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as E above) $ 24 (already submitted payment for $641)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the_____ day of________________, 20_____.

(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Item No.	Amounts for the fiscal period beginning April 1, 2009 and ending Dec 31, 2009 **Eliminate cents**
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 840,261
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	481,652
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	28,745
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	0
Total deductions	510,397
2d. SIPC Net Operating Revenues	$ 329,864
2e. General Assessment @ .0025	$ 825 (to page 1 but not less than $150 minimum)